# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Universal Technical Institute, Inc., CIK 0001261654
CUSIP: 913915104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 4225 East Windrose Drive, Suite 200, Phoenix, Arizona (AZ), 85032
Date of event which requires filing of this statement: 12/01/2025
Filed by CIK 0001409751
Persons authorized to receive notices and communications: C. Shackelton/A. Gray, 105 Rowayton Avenue, Rowayton, Connecticut (CT), 06853, 203-883-0100

## Reporting persons
- Coliseum Capital Management, LLC (CIK 0001409751): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,971,440; sole dispositive power 0; shared dispositive power 3,971,440; aggregate amount beneficially owned 3,971,440 (7.3% of the class)
- Coliseum Capital, LLC (CIK 0001409585): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,277,824; sole dispositive power 0; shared dispositive power 3,277,824; aggregate amount beneficially owned 3,277,824 (6% of the class)
- Coliseum Capital Partners, L.P. (CIK 0001356974): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,277,824; sole dispositive power 0; shared dispositive power 3,277,824; aggregate amount beneficially owned 3,277,824 (6% of the class)
- Adam Gray (CIK 0001454123): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,971,440; sole dispositive power 0; shared dispositive power 3,971,440; aggregate amount beneficially owned 3,971,440 (7.3% of the class)
- Christopher Shackelton (CIK 0001430708): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,971,440; sole dispositive power 0; shared dispositive power 3,971,440; aggregate amount beneficially owned 3,971,440 (7.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Universal Technical Institute, Inc.
Address of issuer's principal executive offices: 4225 East Windrose Drive, Suite 200, Phoenix, Arizona (AZ), 85032
Comment: This Schedule 13D (this "Schedule 13D"), filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC"), relates to shares of common stock, $0.0001 par value per share (the "Common Stock"), of Universal Technical Institute, Inc. (the "Issuer"), a corporation organized under the laws of Delaware.

## Item 2. Identity and Background
Name of person filing:
As used in this Schedule 13D, the term "Reporting Persons" collectively refers to:
- Coliseum Capital Management, LLC, a Delaware limited liability company ("CCM");
- Coliseum Capital, LLC, a Delaware limited liability company ("CC");
- Coliseum Capital Partners, L.P., a Delaware limited partnership ("CCP");
- Adam Gray ("Gray"); and
- Christopher Shackelton ("Shackelton"), a director of the Issuer.
Residence or business address: The business address of the Reporting Persons is 105 Rowayton Avenue, Rowayton, CT 06853.
Present principal occupation or employment: CCM is the investment adviser to CCP, which is an investment limited partnership. CC is the General Partner of CCP. Gray and Shackelton are the managers of CC and CCM.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: (i) CCM is a Delaware limited liability company; (ii) CC is a Delaware limited liability company; (iii) CCP is a Delaware limited partnership; (iv) Gray is a United States citizen; and (v) Shackelton is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The source and amount of funds used in purchasing the Common Stock by the Reporting Persons and a separate account investment advisory client of CCM (the "Separate Account") were as follows:

Purchaser Source of Fund Amounts
CCP Working Capital $25,186,046
Separate Account Working Capital $5,626,467

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the Common Stock for investment purposes, and such purposes were made in the Reporting Persons' ordinary course of business. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer's operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, legal, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of the Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans and/or make other proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all Common Stock beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information relating to the beneficial ownership of the Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 54,429,869 shares of Common Stock outstanding as of November 21, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 26, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information relating to the beneficial ownership of the Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein.
Transactions in the class effected during the past sixty days: The Reporting Persons and a separate account investment advisory client of Coliseum Capital Management, LLC (the "Separate Account") effected the following transactions in the Common Stock on the dates indicated, and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty days preceding the filing of this Amendment, or since the most recent filing of Schedule 13D by the Reporting Persons, whichever is less: (i) on December 1, 2025, CCP purchased 140,054 shares and the Separate Account purchased 31,376 shares, at a weighted average price of $23.66 per share, ranging from $23.01 to $24.00; (ii) on December 1, 2025, CCP purchased 56,908 shares and the Separate Account purchased 12,749 shares, at a weighted average price of $24.11 per share, ranging from $24.01 to $24.25; (iii) on December 2, 2025, CCP purchased 381,708 shares and the Separate Account purchased 85,312 shares, at a weighted average price of $24.40 per share, ranging from $23.90 to $24.56; (iv) on December 3, 2025, CCP purchased 117,481 shares and the Separate Account purchased 26,192 shares, at a weighted average price of $24.52 per share, ranging from $23.86 to $24.60; (v) on December 3, 2025, CCP purchased 172,994 shares and the Separate Account purchased 38,569 shares, at a weighted average price of $25.01 per share, ranging from $24.96 to $25.05; and (vi) on December 5, 2025, CCP purchased 156,824 shares and the Separate Account purchased 35,006 shares, at a weighted average price of $25.38 per share, ranging from $25.11 to $25.50.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
CCM is the investment adviser to CCP, which is an investment limited partnership. CC is the General Partner of CCP. Gray and Shackelton are the managers of CC and CCM. The Reporting Persons may be deemed to be members of a group with respect to the Common Stock owned of record by CCP and a separate account managed by CCM (the "Separate Account"). CCP is the record owner of 3,277,824 shares of Common Stock and the Separate Account is the record owner of 693,616 shares of Common Stock.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is filed as Exhibit 1 to this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Joint filing Agreement, dated December 5, 2025

## Signatures
- Coliseum Capital Management, LLC: /s/ Adam Cina, Adam Cina/Attorney-in-fact (12/05/2025)
- Coliseum Capital, LLC: /s/ Adam Cina, Adam Cina/Attorney-in-fact (12/05/2025)
- Coliseum Capital Partners, L.P.: /s/ Adam Cina, Adam Cina/Attorney-in-fact (12/05/2025)
- Adam Gray: /s/ Adam Cina, Adam Cina/Attorney-in-fact (12/05/2025)
- Christopher Shackelton: /s/ Adam Cina, Adam Cina/Attorney-in-fact (12/05/2025)